SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One) :

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[NO FEE REQUIRED].

For the transition period from                          to

Commission file number 1-1183

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The PepsiCo 401(k) Plan for Hourly Employees

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PepsiCo, Inc.

700 Anderson Hill Road

Purchase, New York 10577

THE PEPSICO 401(k) PLAN FOR HOURLY EMPLOYEES FORM 11-K

Audited Financial Statements:
Independent Auditors’ Report
Statement of Net Assets Available for Plan Benefits
Statement of Changes in Net Assets Available for Plan Benefits
Notes to Financial Statements
Signatures
Exhibit Index
Exhibit 23.1
Exhibit 99.1

THE PEPSICO 401(k) PLAN FOR HOURLY EMPLOYEES

Financial Statements

December 31, 2002

(With Independent Auditors’ Report Thereon)

THE PEPSICO 401(k) PLAN FOR HOURLY EMPLOYEES

Index

Page
Independent Auditors’ Report	1

Financial Statements:
Statement of Net Assets Available for Plan Benefits at December 31, 2002	2

Statement of Changes in Net Assets Available for Plan Benefits for the period from January 1, 2002 (date of inception) to December 31, 2002	3

Notes to Financial Statements	4-10

Independent Auditors’ Report

To the Plan Administrator of

The PepsiCo 401(k) Plan for Hourly Employees:

We have audited the accompanying statement of net assets available for plan benefits of The PepsiCo 401(k) Plan for Hourly Employees (the Plan) as of December 31, 2002 and the related statement of changes in net assets available for plan benefits for the period from January 1, 2002 (date of inception) to December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and the changes in net assets available for plan benefits for the period from January 1, 2002 (date of inception) to December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

New York, New York	/s/ KPMG LLP
June 26, 2003

PEPSICO 401(k) PLAN FOR HOURLY EMPLOYEES

Statement of Net Assets Available for Plan Benefits

December 31, 2002

(In thousands)

Investments, at fair value (note 3):
Plan interest in Master Trust (note 4)	$404,176

Net assets available for benefits	$404,176

See accompanying notes to financial statements.

PEPSICO 401(k) PLAN FOR HOURLY EMPLOYEES

Statement of Changes in Net Assets Available for Plan Benefits

For the Period from January 1, 2002 (date of inception)

to December 31, 2002

(In thousands)

Additions (reductions) to net assets attributed to:
Investment income (loss):
Plan interest in Master Trust investment loss (note 4)	$(51,164)
Interest from loans to participants	1,684

Total investment loss	(49,480)

Contributions:
Employee	39,046

Net reductions	(10,434)

Deductions from net assets attributed to:
Investment expense	253
Withdrawals	26,383

Total deductions	26,636

Net decrease before transfers (to)/from other plans	(37,070)

Net transfers (to)/from other plans (note 5)	441,246

Net change during the year	404,176

Net assets available for benefits at:
Beginning of year	—

End of year	$404,176

See accompanying notes to financial statements.

THE PEPSICO 401(k) PLAN FOR HOURLY EMPLOYEES

Notes to Financial Statements

December 31, 2002

(1)    Summary Description of the Plan

The following brief description of The PepsiCo 401(k) Plan for Hourly Employees (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The current Plan is the result of certain plan combinations and a plan spin-off. On August 25, 1998, the Tropicana Retirement Savings and Investment Plan (the Tropicana Plan) was established for the benefit of employees of Tropicana Products, Inc. On October 1, 1999, the name of the Tropicana Plan (a predecessor of the current Plan) was changed to the PepsiCo 401(k) Plan. On April 1, 2000, the PepsiCo Long Term Savings Program was merged into the PepsiCo 401(k) Plan. On January 1, 2002 The Quaker 401(k) Plan for Salaried Employees was merged into the PepsiCo 401(k) Plan, and a portion of the PepsiCo 401(k) Plan was spun off (the Spinoff) to form a new plan called The PepsiCo 401(k) Plan for Hourly Employees (the Plan). These transactions resulted in this current Plan.

The Plan permits eligible employees to defer receipt of a portion of their compensation on a pre-tax basis in order to promote retirement savings. The Plan provides for distributions in the event of termination of employment. In addition, withdrawals are permitted in certain circumstances and loans are available to certain participants. The Plan consists of a profit-sharing plan containing a cash or deferred arrangement that is intended to meet the requirements for qualification and tax-exemption under the Internal Revenue Code (the Code) §§ 401 (a) and 401(k). Effective as of immediately after the Spinoff, the Plan also consists of an employee stock ownership plan (the ESOP) that is intended to qualify as a stock bonus plan under Code § 401 (a) and an employee stock ownership plan under Code § 4975(e)(7) and ERISA § 407(d)(6). The ESOP consists of the portion of the Plan which, as of any applicable date, is invested in (i) that part of the PepsiCo Common Stock Fund allocated to the ESOP Subfund, or (ii) the PepsiCo ESOP Preferred Stock Fund described in the Appendix of the Plan document. Both the ESOP portion of the Plan and the profit-sharing portion of the Plan are intended to constitute a single plan under Treasury Reg. § 1.414(l)-l(b)(1).

Contributions

In general, participants in the Plan may elect to contribute any amount, not to exceed 50% of eligible earnings. In addition, contributions of highly compensated employees may be further limited in relation to eligible earnings as a result of Code nondiscrimination tests. The Code also includes maximum dollar limitations on participants’ elective contribution. For the calendar year of 2002, the maximum contribution was $11,000.

(Continued)

THE PEPSICO 401(k) PLAN FOR HOURLY EMPLOYEES

Notes to Financial Statements

December 31, 2002

Investment Options

Each participant may direct that contributions be invested in one or more of the available investment options. Participants may change investment elections daily.

The Plan holds over 80 different funds in which participants can invest. There are 7 commingled funds, (the Security Plus Fund, the International Equity Fund, the Bond Index Fund, the Small Cap Equity Index Fund, the Midcap Equity Index Fund, the Total US Equity Index Fund, and the Large Cap Equity Index Fund), a PepsiCo Stock Fund, the Brokerage Link account and the Mutual Fund Window.

The Mutual Fund Window is comprised of mutual funds that are publicly traded and accounts for more than 70 of the 80 funds. These funds are all considered individual investment options under the Plan. Participants can buy, sell, and hold shares of these mutual funds on a daily basis.

The PepsiCo Stock Fund invests in shares of PepsiCo stock and a small amount of short-term investments to facilitate the movement of amounts in and out of the fund. The fund seeks to provide the opportunity for participants to share in the ownership and performance of PepsiCo through the purchase of shares of PepsiCo stock.

The Brokerage Link is a discount brokerage account within the Plan where participants buy, sell and hold securities such as stocks, bonds and mutual funds. An annual account maintenance fee of $50 is charged to all investors as well as commission fees associated with the trading of individual securities.

The Security Plus Fund is a collective investment fund, which is a pooled fund managed for the benefit of many investors, consisting primarily of U.S. Treasury bonds, corporate bonds, mortgage-backed securities, guaranteed investment contracts with insurance companies and cash equivalents. The contracts are stated at contract value (which represents contributions made, plus earnings, less withdrawals and administrative expenses) because they are benefit responsive (i.e., Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise). The average yield and crediting interest rate for the total of all contracts averaged 6.07 % for the year ended December 31, 2002. The crediting interest rates are based on formulas agreed upon with the issuers.

(Continued)

THE PEPSICO 401(k) PLAN FOR HOURLY EMPLOYEES

Notes to Financial Statements

December 31, 2002

The International Equity Fund is a commingled fund that was formed by State Street Bank. The investment objective of the fund is to provide participants with investment exposure to large international companies. The fund will attempt to achieve its investment objective by investing in other collective investment funds with similar objectives.

The Bond Index Fund is another fund that was formed by State Street bank. The investment objective of the fund is to match the total rate of return of the Lehman Brothers Aggregate Bond Index, while providing participants the ability to purchase and redeem units on an “as of” basis. The fund will attempt to achieve its investment objective by investing in other collective investment funds with similar objectives.

The Total U.S. Equity Index Fund seeks to provide investment exposure to the entire U.S. stock market. The fund is designed to match the performance of the U.S. Equity Market Index, which measures the return of the entire U.S. stock market. The fund invests in a diversified sample of stocks, amounting to approximately 5,000 publicly traded stocks of small, medium and large companies representing a broad cross section of U.S. sectors and industries.

The Large Cap Equity Index Fund seeks to provide investment exposure to large, publicly traded U.S. companies. The fund is designed to match the performance of the S&P 500 index, a widely recognized benchmark of large capitalization U.S. companies. The fund holds all stocks that comprise the S&P 500 Index in proportion to their weighting in the S&P 500 Index.

The Mid Cap Equity Index Fund seeks to provide investment exposure to medium-sized, publicly traded companies. The fund is designed to match the performance of the S&P MidCap 400 index, an index that tracks the performance of medium capitalization U.S. companies.

The Small Cap Equity Index Fund seeks to provide investment exposure to small, publicly traded U.S. companies. The fund is designed to match the performance of the Russell 2000 index, which tracks the performance of small capitalization U.S. companies.

The Plan also maintains the PepsiCo ESOP Preferred Stock Fund as a frozen fund. No contributions or transfers into this fund may be made, but amounts may be transferred out daily. The fund primarily holds shares of PepsiCo preferred stock that, in certain circumstances, are convertible into shares of PepsiCo Common Stock. The fund also holds a small amount of short-term investments to facilitate the movement of amounts out of the fund.

Loans to Participants

Current employees with a vested account balance of $2,000 or more in the Plan may apply for loans up to the lesser of 50% of their vested interest under the Plan or $50,000 reduced by the current or highest outstanding loan balance during the preceding one-year period. The interest rate for loans is based on the prime rate plus 1%. Participants cannot have more than two loans outstanding, only one of which may be a principal residence loan. Repayment of general loans ranges from one to five years and extends up to fifteen years for principal residence loans. In addition, a one-time loan origination fee of $35 and a $3.75 quarterly maintenance fee are charged to those participants who obtain a loan. Loan repayments and interest on loans is allocated to each of the remaining funds based upon the participants’ contribution election percentages. Any loans outstanding are treated as a taxable distribution to the participant if employment is terminated and the loans are not repaid within a specified timeframe as required in the Plan.

As of December 31, 2002, there were 7,154 individual loans outstanding with an estimated average interest rate of 8 % in 2002 and maturities through the year 2017.

(Continued)

THE PEPSICO 401(k) PLAN FOR HOURLY EMPLOYEES

Notes to Financial Statements

December 31, 2002

Vesting

Participants are fully vested in the value of their accounts attributable to their contributions. Certain participants who were not actively employed as of December 31, 1999 may not be fully vested in a frozen account for prior Company contributions. An unvested frozen account will vest upon a return to the Company for six months prior to a five year break in service.

Distributions and Withdrawals

Distributions under the Plan are made upon a participant’s death, disability, retirement or termination of employment. In the case of an active participant who has not yet attained the age of 59-1/2, withdrawal shall only be permitted in the event of hardship, as defined in the Plan.

Termination

Although it has not expressed any intent to do so, the Company has the right, under the Plan, by action of the Company’s board of directors, to terminate the Plan. In the event that the Plan is terminated, the Trustee is not required to make any distributions from the Trust until such time as the Internal Revenue Service has determined in writing that such termination will not adversely affect the prior qualification of the Plan.

(2)    Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from such estimates.

Investment Valuation

With the exception of the Security Plus Fund, Brokerage Link account, and Loan funds, the investments in each fund are valued in units by the fund manager based on the quoted market values of investments held on the valuation date. Mutual funds are valued at the quoted net asset value of shares at year-end. Quoted market prices are used to value the PepsiCo Stock Fund. Investment contracts in the Security Plus Fund are valued in units and stated at contract value because they are benefit responsive, which approximates fair value. Short-term investments are recorded at cost, which approximates fair value. The Brokerage Link account is valued at quoted market prices of participants’ investments. Loans to participants are valued at cost which approximates fair value.

Income Recognition

Dividend income is recorded on the ex-dividend date. Income from investments is recorded as earned on an accrual basis. Purchases and sales of securities are recorded on a trade-date basis.

(Continued)

THE PEPSICO 401(k) PLAN FOR HOURLY EMPLOYEES

Notes to Financial Statements

December 31, 2002

Payment of Benefits

Benefits are recorded when paid.

(3)    Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2002 (in thousands):

Plan interest in PepsiCo Long Term Savings Master Trust	$404,176

(4)    Interest in PepsiCo Long Term Savings Master Trust (Master Trust)

All of the Plan’s investments are in the Master Trust, which was established for the investment of assets of the Plan, two other PepsiCo, Inc. sponsored retirement plans and one PepsiCo Puerto Rico, Inc. sponsored retirement plan. Each participating defined contribution plan has a proportionate interest in the Master Trust. The assets of the Master Trust are held by Fidelity Management Trust Company (the Trustee). At December 31, 2002, the Plan’s interest in the net assets of the Master Trust was approximately 18.87%. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan. The following table presents the fair values of investments for the Master Trust (in thousands):

December 31
2002
Investments at fair value:
Cash and cash equivalents	$38,231
Commingled trust funds	491,941
Mutual funds	428,973
Common stock	1,123,402
Corporate debt obligation	599
Government debt obligation	70
Loans to participants	58,634

$2,141,850

(Continued)

THE PEPSICO 401(k) PLAN FOR HOURLY EMPLOYEES

Notes to Financial Statements

December 31, 2002

Investment income for the Master Trust is as follows (in thousands):

Year ended December 31, 2002
Investment Income (in thousands):
Net depreciation in fair value of investments:
Commingled trust funds	$(34,638)
Mutual funds	(79,429)
Common stock	(190,490)

(304,557)
Interest and Dividends	23,700

Net investment loss	$(280,857)

(5)    Transfer from (to) Other Plans

During 2002, net transfer of assets received from/(transferred to) the other plans was $441,246. The details of these transfers are as follows (in thousands):

Assets received from:
The Retirement Savings and Investment Plan for Union Employees of Tropicana Products, Inc. and Affiliates and The Retirement Savings and Investment Plan for Union Employees of Tropicana Products, Inc. and Affiliates (Teamsters Local Union #173)	$10,352
PepsiCo 401(k) Plan for Salaried Employees	432,220

442,572

Assets transferred to:
PepsiCo 401(k) Plan for Salaried Employees	(1,326)

Net transfers	$441,246

(6)    Tax Status

The Company has sent a letter to the IRS to request a determination on the Plan’s tax status. As of December 31, 2002, the Plan has not yet received an updated letter from the IRS to determine the Plan’s existing tax status. The Plan sponsor believes the Plan as currently designed and being operated is in compliance with the Internal Revenue Code.

(7)    Administrative Costs

All usual and reasonable expenses of the Plan and the plan administrator may be paid in whole or in part by the Company, and any expenses not paid by the Company will be paid by the Trustee out of the Trust. All expenses for the years ended December 31, 2002 were borne by the Company, except for monthly investment service fees charged to participants in Brokerage Link and loan origination and monthly maintenance fees charged to participants who obtained a loan.

(Continued)

THE PEPSICO 401(k) PLAN FOR HOURLY EMPLOYEES

Notes to Financial Statements

December 31, 2002

(8)    Party-In-Interest

The Trustee, or its affiliates, provide custodial, investment management and record keeping services to the Plan and accordingly, is considered a party-in-interest.

(9)    Concentration of Risks and Uncertainties

The assets of the Plan are primarily financial instruments, which are monetary in nature, and concentrated in investment securities. As a result, interest rates have a more significant impact on the Plan performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services is measured by the consumer price index. Investments in funds are subject to risk conditions of the individual investment or fund objectives, stock market, interest rates, economic conditions and world affairs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The PepsiCo 401(k) Plan for Hourly Employees

Date: June 27, 2003	By:	/S/ MARIA S. RENNA	/S/ DAWN WERLE
	Name: Maria S. Renna		Dawn Werle

Title: Members of the PepsiCo Administration Committee, the Plan Administrator of The PepsiCo 401(k) Plan for Hourly Employees.

THE PEPSICO 401(k) PLAN FOR HOURLY EMPLOYEES

December 31, 2002

Index to Exhibits

EXHIBIT NUMBER
23.1	Consent of Independent Auditors

99.1	Certification of Maria S. Renna and Dawn Werle, members of the PepsiCo Administration Committee pursuant to Section 906 of the Sarbanes–Oxley Act of 2002 (18 U.S.C. Section 1350).